UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GGP 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GGP INC.
350 N. ORLEANS ST., SUITE 300
CHICAGO, ILLINOIS 60654
(312) 960-5000

GGP 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2017	8

(b) Signatures	9

(c) Exhibit Index	10
23.1 Consent of Plante & Moran, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
GGP 401(k) Savings Plan
Chicago, Illinois

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the GGP 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2008.

Chicago, Illinois
June 28, 2018

GGP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
ASSETS:
Participant-directed investments:
Registered investment companies	$327,564,144	$278,663,818
GGP common stock fund	11,071,630	13,633,624
Common collective trust (stable value)	30,069,668	33,301,418
Vanguard brokerage option	278,266	256,657
Total participant-directed investments, at fair value	368,983,708	325,855,517

Receivables:
Notes receivable from participants	4,118,939	3,824,161
Employer contributions	2,254,480	2,259,986
Participant contributions	2,678,290	2,965,964
Total receivables	9,051,709	9,050,111
NET ASSETS AVAILABLE FOR BENEFITS	$378,035,417	$334,905,628

The accompanying notes are an integral part of these financial statements.

GGP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

INVESTMENT INCOME:
Dividend income	$10,875,818
Net appreciation in fair value of investments	41,322,235
Total investment income	52,198,053

CONTRIBUTIONS:
Participants	14,382,984
Employer	7,674,994
Total contributions	22,057,978

OTHER ADDITIONS:
Interest from participant notes receivable	172,554
Total investment income, contributions and other additions	74,428,585

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	30,977,834
Administrative expenses	320,962
Total deductions from net assets	31,298,796

NET INCREASE IN NET ASSETS	43,129,789

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	334,905,628
End of year	$378,035,417

The accompanying notes are an integral part of these financial statements.

GGP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    Description of Plan and Significant Plan Provisions
Effective January 1, 2016, the Plan name was changed from General Growth 401(k) Savings Plan to GGP 401(k) Savings Plan.
The following description of the GGP 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan's provisions.

General: GGP Limited Partnership (n/k/a GGP Operating Partnership, LP) (the “Company” or "GGP") is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and, therefore, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.

Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined in the Plan document. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2017, a participant’s before-tax contribution was generally limited to $18,000. Also for 2017, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $6,000. Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.

Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

At December 31, 2017, the Plan included the following investment options:

•	Thirty registered investment companies which offer investments in stocks, bonds and cash equivalents;

•	Common stock of the Company, a publicly-traded real estate investment trust (“GGP Common Stock Fund”), subject to certain limitations as discussed below;

•
Vanguard Retirement Savings Trust III, a stable value collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions; and

•
Vanguard Brokerage Option allows participants to direct their assets into stocks listed on the major U.S. exchanges, bonds and other fixed income investments, exchange-traded funds (ETFs) and thousands of mutual funds from hundreds of fund companies.

On April 21, 2009, the GGP Common Stock Fund was closed to all new contributions. Contributions made to the GGP Common Stock Fund prior to April 21, 2009 may remain invested therein.

Notes receivable from participants: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed the lesser of 50% of the participant's total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. As of January 1, 2011, any new loans may not exceed five years. Principal and interest are due each pay period. Participant loans are due and payable within 90 days upon termination of employment. Delinquent participant loans are reclassified as distributions based on the terms in the Plan document.

Vesting: Employee and employer contributions made on or after January 1, 1998 vest immediately.

Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, each affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan's normal retirement age of 60, or termination of employment, the balances in the participant's separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. Investments in the GGP Common Stock Fund will be distributed in cash or stock, as elected by the participant. All other distributions will be made in cash.

Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances of $1,000 or less, lump sum cash distributions will be made.

NOTE 2.    Summary of Significant Accounting Policies

Basis of accounting: The financial statements were prepared using the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Investments: The Plan’s investments are stated at fair value. Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments. Investment income is allocated and recorded daily to the participants' accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan's investments includes net gains and losses on investments bought and sold, as well as held during the year.

Administrative expenses: Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Only expenses paid by the Plan are reflected in the Plan’s financial statements.

Payment of benefits: Benefit payments to participants are recorded upon distribution.

NOTE 3.     Fair Value Measurements
The Plan measures its financial assets and liabilities at fair value on a recurring basis in accordance with generally accepted accounting principles related to fair value. The fair value measurement guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - defined as quoted prices for identical assets or liabilities in active markets;

•	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

GGP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers between levels of the fair value hierarchy during 2017.

The valuation methodologies used for assets measured at fair value are as follows:

•
Short-term money market and registered investment companies - Shares in the short-term money market and registered investment companies including registered investment companies within the Vanguard Brokerage Option are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

•
Common collective trust - The Plan's investment is valued at net asset value ("NAV") per unit as determined by the administrator of the trust. Such NAV is based on the fair value of the underlying assets and liabilities of the trust. There were no unfunded commitments as of December 31, 2017 or December 31, 2016 and no redemption restrictions for the years ended December 31, 2017 and December 31, 2016.

•
Fixed income securities and equity securities - Fixed income securities in the Vanguard Brokerage Option, if any, are valued using the last quoted bid price. Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.

•	GGP Common Stock Fund - The GGP Common Stock Fund is valued using the year-end market price of GGP common stock plus any uninvested cash, if any, held in the fund.

The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2017 and 2016:

	Fair Value Measurements
	At December 31, 2017
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Vanguard brokerage option	$278,266	$—	$—	$278,266
GGP common stock fund	11,071,630	—	—	11,071,630
Registered investment companies	327,564,144	—	—	327,564,144
	$338,914,040	$—	$—	338,914,040

Investments measured at NAV:

Common collective trust (stable value)				30,069,668
Total investments - fair value				$368,983,708

GGP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements
	At December 31, 2016
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Vanguard brokerage option	$256,657	$—	$—	$256,657
GGP common stock fund	13,633,624	—	—	13,633,624
Registered investment companies	278,663,818	—	—	278,663,818
	$292,554,099	$—	$—	292,554,099

Investments measured at NAV:

Common collective trust (stable value)				33,301,418
Total investments - fair value				$325,855,517

NOTE 4.    Income Tax Status

The Plan received its latest determination letter on February 28, 2018, applicable for the Plan’s amendments effective on October 8, 2012 and January 23, 2017, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management does not believe that any plan amendments made subsequent to January 23, 2017 affect the qualification of the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 5.    Risks and Uncertainties

The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.    Exempt Party-In-Interest Transactions

On April 21, 2009, the GGP Common Stock Fund was closed to all new contributions. Contributions made to the GGP Common Stock Fund prior to April 21, 2009 may remain invested therein.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced Plan net assets, were $320,962 in 2017. Administrative fees paid by the Company were $5,015 in 2017.

GGP 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2017
E.I.N. (as of 12/31/2017) 30-0827164 Plan Number 002

	Identity of Issue	Description of Investment	Cost	Fair Value
Registered Investment Companies:
*	Amer Funds EuroPacific Gr	Registered Investment Company	**	$16,015,546
*	Baron Asset Institutional	Registered Investment Company	**	16,829,586
*	Emerging Mkts Stk Idx Adm [1]	Registered Investment Company	**	1,855,312
*	Vanguard Eqty Inc Fnd Adm	Registered Investment Company	**	7,230,969
*	Vanguard Explorer Adm	Registered Investment Company	**	7,818,136
*	Vanguard Fed Money Mkt	Registered Investment Company	**	96,168
*	Growth Index Fund Adm	Registered Investment Company	**	2,608,863
*	Vanguard High-Yield Corp Adm	Registered Investment Company	**	3,395,349
*	Vanguard Inflation-Protect Adm	Registered Investment Company	**	1,087,976
*	Vanguard Inst Index Fund	Registered Investment Company	**	48,515,727
*	Inst Target Ret 2015 Fund [1]	Registered Investment Company	**	8,695,137
*	Inst Target Ret 2020 Fund [1]	Registered Investment Company	**	12,736,736
*	Inst Target Ret 2025 Fund [1]	Registered Investment Company	**	27,130,299
*	Inst Target Ret 2030 Fund [1]	Registered Investment Company	**	13,639,852
*	Inst Target Ret 2035 Fund [1]	Registered Investment Company	**	23,689,719
*	Inst Target Ret 2040 Fund [1]	Registered Investment Company	**	12,274,718
*	Inst Target Ret 2045 Fund [1]	Registered Investment Company	**	18,929,951
*	Inst Target Ret 2050 Fund [1]	Registered Investment Company	**	8,474,275
*	Inst Target Ret 2055 Fund [1]	Registered Investment Company	**	3,508,406
*	Inst Target Ret 2060 Fund [1]	Registered Investment Company	**	394,500
*	Inst Target Ret 2065 Fund [1]	Registered Investment Company	**	5,626
*	Inst Target Ret Income Fund [1]	Registered Investment Company	**	4,291,193
*	Vanguard Inter-Term Bond Inst	Registered Investment Company	**	22,458,841
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	**	13,723,948
*	Vanguard Morgan Grwth Adm	Registered Investment Company	**	16,139,575
*	Vanguard REIT Idx Fnd Inst	Registered Investment Company	**	4,222,344
*	Vanguard Sm-Cap Index Fund Ins	Registered Investment Company	**	13,519,890
*	Vanguard Small-Cap Val Idx Adm	Registered Investment Company	**	370,348
*	Vanguard Total Intl Stk Inst	Registered Investment Company	**	10,509,230
*	Victory Est Value I	Registered Investment Company	**	7,395,924
				327,564,144

*	GGP Common Stock	GGP Common Stock Fund	**	11,071,630

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	30,069,668

*	VGI Brokerage Option	Vanguard Brokerage Option	**	278,266

*	Participant notes receivable	4.25% - 7.75%	-	4,118,939
	Total			$373,102,647
	* Party in Interest
	** Cost information not required

1	Vanguard fund

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GGP 401(k) SAVINGS PLAN

By: GGP OPERATING PARTNERSHIP, LP,
as Administrator

June 28, 2018	/s/ Kevin Berry
By: Kevin Berry
EVP, Human Resources

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Plante & Moran, PLLC